UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of February 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, February 5th, 2008

CONSOLIDATED REVENUE (1)FOR THE FULL YEAR ENDING

DECEMBER 31, 2007

(Unaudited IFRS figures)

Strong revenue growth of 14.9% at constant exchange rates, to €32.6 billion

VEOLIA ENVIRONNEMENT

At Dec.31, 2007 (€m)	At Dec. 31, 2006 (€m)	% change 2007/2006	Internal growth	External growth	Currency effect
32,628.2	28,620.4	14.0%	7.8%	7.1%	-0.9%

Veolia Environnement's consolidated revenue for the year ended December 31, 2007 amounted to €32,628.2 million compared to €28,620.4 million for the year ended December 31, 2006, an increase of 14.0% at current exchange rates and 14.9% at constant exchange rates.

Internal growth was 7.8%, with internal growth of 10.1% recorded outside France.

The 7.1% external growth stemmed, in particular, from acquisitions made by Veolia Environmental Services in the United Kingdom and Germany (a contribution of around €1,200 million), by Veolia Energy in Europe and Australia (€254 million) and by Veolia Transport in France and the United States (€161 million). The contribution of acquisitions enabled the Company to accelerate its growth outside France, where revenue totaled €18,372.3 million, or 56.3% of total revenue, compared to 53.2% in 2006.

The negative impact of exchange rate movements (a negative impact of €263 million, or -0.9%) primarily reflects the weakening of the US dollar against the euro (a negative impact of €237 million).

Water

At Dec. 31, 2007 (€m)	At Dec. 31, 2006 (€m)	% change 2007/2006	Internal growth	External growth	Currency effect
10,927.4	10,087.6	8.3%	7.9%	1.1%	-0.7%

▪

In France, internal growth came in at 4.6%, boosted by a broader services offering and robust growth in engineering work. This performance was achieved in spite of lower volumes due notably to the cool summer.

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(1)Revenue from ordinary activities under IFRS.

▪

Outside France, revenue was up 10.3% at constant scope and exchange rates. In Europe, despite the decrease in BOT engineering work (Brussels and The Hague), the division recorded growth of 3.8% (+2.3% on a like-for-like basis) reflecting the start-up of new contracts signed in 2006, in particular in Central Europe.

In the Asia/Pacific region, the very strong growth in revenue, close to 47% (on a like-for-like basis), was largely driven by the start-up of new contracts in China (Shenzhen, Lanzhou and Kunming), Australia (Gold Coast and seawater desalination plant in Sydney), South Korea and Japan.
Business was also brisk in the Africa/Middle East region, where it grew by 19.3% (on a like-for-like basis) thanks to growth in business in Morocco and the construction of a seawater desalination plant in the Sultanate of Oman.

▪

Veolia Water Solutions & Technologies posted revenue of €1,881 million, up 12.8%, principally due to the strength of the "Design and Build" business for municipal and industrial customers, which was particularly pronounced in the Middle East (Marafiq and the industrial contract with Shell in Qatar).

Waste Management

At Dec.31, 2007 (€m)	At Dec.31, 2006 (€m)	% change 2007/2006	Internal growth	External growth	Currency effect
9,214.3	7,462.9	23.5%	7.5%	18.0%	-2.0%

▪

In France, revenue increased by 7.1% (+6.6% at constant scope) as a result of strong price increases for recycled materials (paper, metals), higher tonnages in the collection and sorting-recycling of solid waste, waste electrical and electronic equipment (WEEE) operations and the treatment of polluted soil, the increase in tonnages to landfills and the good level of business activity at incineration plants.

▪

Outside France, 7.9% internal growth came from all regions. It was noteworthy in the United Kingdom with the start-up of new integrated contracts (Shropshire) and the expansion of existing integrated contracts (East Sussex and Nottinghamshire), but also in Scandinavia with an increase in the recycling business in Norway. In North America, the business achieved internal growth of 7.7%, driven mainly by the momentum in industrial services and the incineration business.

▪

External growth of 18.0% mainly reflected the full-year effect of the acquisitions of Cleanaway in the United Kingdom and Biffa in Belgium and the acquisitions in 2007 of SULO (consolidated since July 2nd) in Germany and of TMT in Italy.

Energy

At Dec.31, 2007 (€m)	At Dec. 31, 2006 (€m)	% change 2007/2006	Organic growth	External growth	Currency effect
6,896.4	6,118.4	12.7%	7.9%	4.6%	0.2%

▪	The effects of the mild weather in the first months of 2007 were partly offset by colder weather in the fourth quarter of 2007.

▪

In France, revenue grew 8.2% (at constant scope), thanks to business development and an increase in the volume of engineering work. This performance was achieved despite the impact of the mild winter weather and a slight decline in average energy prices.

▪

Outside France, the impact of the weather was offset by the Company’s recent business development, which generated both internal and external growth, notably in Central Europe (Hungary, Czech Republic and Slovakia), the United Kingdom, Italy and Australia. Accordingly, total growth in revenue outside France amounted to 18.3%.

Transportation

At Dec. 31, 2007 (€m)	At Dec.31, 2006 (€m)	% change 2007/2006	Internal growth	External growth	Currency effect
5,590.1	4,951.5	12.9%	8.1%	5.9%	-1.1%

▪

Revenue in France rose by 9.8% (+4.3% at constant scope), driven by the development of business in Île-de-France, in urban (Bordeaux, Nice and Toulon) and intercity networks, and the impact of the full-year contribution from SNCM.

▪

Outside France, revenue increased by 14.9% (+10.4% at constant scope and exchange rates) reflecting the full impact of business development in North America (impact from the full-year contribution from Supershuttle and a good level of business activity), the growth in business activity in Australia as well as in Europe.

The strong revenue growth recorded in 2007 highlights the success of the Company’s business strategy and geographic expansion and enables it to confirm its stated objectives for 2007 and the medium term.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 630-371-2749

Press releases also available on our web site: http://www.veolia-finance.com

A conference call is scheduled for February 5, 2008, at 8.30am (CET)

The dial-up number is: +33 (0)1 72 28 01 50

or

+44 (0)161 601 8912

A replay of the call will be available between

Feb. 5th to Feb. 10th , 2008

In France dial:	+33 (0)1 72 28 01 39
In the UK dial:	+44 (0)207 075 3214
In the US dial:	+1 866 828 2261
 (Code 213012#)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 6, 2008

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary